Exhibit 99.1

Wheaton Precious Metals Publishes 2023 Sustainability Report

VANCOUVER, BC, May 23, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2023 Sustainability Report (the "Report”).

"Our 2023 Sustainability Report outlines Wheaton's commitment to embed ESG considerations in our decision-making processes and business operations, by upholding industry-leading best practices and focusing on investing in communities to drive positive outcomes," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "The mining industry is critical to a low-carbon future and socio-economic development, and our precious metals streaming business model plays an integral role by providing capital to companies who demonstrate responsible mining practices. At Wheaton, we remain committed to enhancing the sustainability of our industry with a focus on creating lasting value for all stakeholders."

Report Highlights

The Report is a comprehensive review of Wheaton's performance in environmental, social and governance ("ESG") topics. The report includes progress updates on Wheaton's ESG strategy, targets and commitments as well as a description of oversight of ESG topics at Wheaton.

2023 performance highlights include:

Recognition:

  'ESG Industry Top-Rated' in precious metals and 'ESG Global 50 Top Rated' out of over 15,000 multi-sector companies by Sustainalytics, 'AA' rated by MSCI and 'Prime' rated by ISS.
  Recognized among Corporate Knights' 2024 100 most sustainable corporations in the world.
  Recognized as Best Company for ESG & Sustainability (Metals & Mining) and runner-up for Best Company for Climate Reporting (Large Cap) by ESG Investing's Corporate ESG Awards.

Environment:

  87% of 2022 Scope 3 financed emissions covered by emissions reductions targets aligned to 2°C or less, an increase of 19% from the previous year.

Diversity, Equity and Inclusion:

  44% of employees are women with increased representation at the management level achieved in 2023.
  50% of board members represent a diverse background (including women and visible minorities combined).

Community Investment Program:

  Over US$6.9 million contributed to over 100 charitable causes and initiatives globally in 2023.
  Over US$45 million in contributions since inception of the program in 2009.

Investment Decisions and Due Diligence:

  The evolution of the role of Senior Vice President of Sustainability and Investor Relations to that of Chief Sustainability Officer (CSO) with greater oversight over ESG due diligence.
  100% of new streaming agreements in 2023 screened for ESG issues and risks.
  80% of Wheaton's operating mining partners are committed to implementing the Global Industry Standard on Tailings Management, representing 97% of attributable 2023 production.

Information and data in Wheaton's 2023 Sustainability Report were informed by the Sustainability Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI") and the Task Force on Climate-Related Financial Disclosures ("TCFD"). The Report also serves as Wheaton's Communication on Progress in implementing the 10 Principles of the United Nations Global Compact. A separate TCFD-aligned Climate Change Report will be released later this year and will include detailed climate-related disclosures.

To learn more about Wheaton's sustainability approach and commitments, please visit the website at:  www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but typically with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve ESG commitments and goals at both Wheaton and the Mining Operations and other  risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2023 filed March 28, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2023, available on SEDAR+ and in Wheaton's Form 6-K filed March 19, 2024. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG commitments and goals at both Wheaton and the Mining Operations will be achieved, that there will be no material adverse change in the market price of commodities, that estimations of future production from the mining operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and royalty agreements, and that Wheaton's application of the CRA Settlement (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and assessment of the impact of the implementation of a 15% global minimum tax, are accurate and that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company).

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/23/c4895.html

%CIK: 0001323404

For further information: Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com; Media Contact: Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: simona.antolak@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:26e 23-MAY-24